Filed by: IVAX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: Ivax Corporation
Commission File No. 001-09623
NOTICE OF MERGER
IVAX CORPORATION
1.5% Convertible Senior Notes due 2024 of IVAX Corporation
(CUSIP Nos. 465823AM4 and 465823AL6)
     NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture dated as of February 23, 2005, as supplemented, (the “Indenture”), between IVAX Corporation (“IVAX”) and U.S. Bank National Association, formerly U.S. Bank Trust National Association, as trustee, that Teva Pharmaceutical Industries Ltd. (“Teva”) and IVAX have scheduled an anticipated closing date of January 12, 2006, for the merger of IVAX (the “Merger”) with a wholly owned subsidiary of Teva and that such closing date shall be the date on which holders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon consummation of the Merger. The closing of the Merger is still subject to FTC Commissioner approval and may be delayed.
This Notice constitutes the notice required by Section 4.6 of the Indenture.

NOTICE OF MERGER
IVAX CORPORATION
4.5% Convertible Senior Subordinated Notes due May 15, 2008 of IVAX Corporation
(CUSIP Nos. 465823AG7, 465823AE2, 465823AF9 and U4608RAB1)
     NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture dated as of May 4, 2001 (the “Indenture”), between IVAX Corporation (“IVAX”) and U.S. Bank National Association, formerly U.S. Bank Trust National Association, as trustee, that Teva Pharmaceutical Industries Ltd. (“Teva”) and IVAX have proposed an effective date of January 12, 2006, for the merger of IVAX with a wholly owned subsidiary of Teva. The closing of the Merger is still subject to FTC Commissioner approval and may be delayed.
This Notice constitutes the notice required by Section 10.14 of the Indenture.

NOTICE OF MERGER
IVAX CORPORATION
1.875% Convertible Senior Notes due 2024 of IVAX Corporation
(CUSIP Nos. 465823AK8 and 465823AN2)
     NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture dated as of December 22, 2004, as supplemented, (the “Indenture”), between IVAX Corporation (“IVAX”) and U.S. Bank National Association, formerly U.S. Bank Trust National Association, as trustee, that Teva Pharmaceutical Industries Ltd. (“Teva”) and IVAX have scheduled an anticipated closing date of January 12, 2006, for the merger of IVAX (the “Merger”) with a wholly owned subsidiary of Teva and that such closing date shall be the date on which holders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon consummation of the Merger. The closing of the Merger is still subject to FTC Commissioner approval and may be delayed.
This Notice constitutes the notice required by Section 4.6 of the Indenture.

NOTICE OF MERGER
IVAX CORPORATION
1.5% Convertible Senior Notes due 2025 of IVAX Corporation
(CUSIP Nos.465823AP7 and 465823AQ5)
     NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture dated as of May 9, 2005, as supplemented, (the “Indenture”), between IVAX Corporation (“IVAX”) and U.S. Bank National Association, formerly U.S. Bank Trust National Association, as trustee, that Teva Pharmaceutical Industries Ltd. (“Teva”) and IVAX have scheduled an anticipated closing date of January 12, 2006, for the merger of IVAX (the “Merger”) with a wholly owned subsidiary of Teva and that such closing date shall be the date on which holders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon consummation of the Merger. The closing of the Merger is still subject to FTC Commissioner approval and may be delayed.
This Notice constitutes the notice required by Section 4.6 of the Indenture.
Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
The statements, analyses and other information contained herein relating to the proposed merger and the contingencies and uncertainties to which Teva and IVAX may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.
Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of the conditions imposed in connection with such closing, including divestitures required in connection with obtaining antitrust approvals, Teva’s ability to rapidly integrate IVAX’s operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and IVAX’s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called “authorized generics”) or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, regulatory changes that may prevent Teva or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin® and Allegra®, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva’s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva’s Annual Report on Form 20-F, IVAX’s Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
This communication is being made in respect of the proposed merger involving Teva and IVAX. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a joint proxy statement/prospectus for the shareholders of Teva and IVAX with the SEC. Before making any investment decision, IVAX shareholders and other investors are urged to read the joint proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the joint proxy statement/prospectus and other documents are available free of charge at the SEC’s website, www.sec.gov. You may also obtain the joint proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations at (305) 575-6000 or Teva Investor Relations at 972-3-926-7554.